Exhibit 99.1

ZTO Reports Fourth Quarter 2020 and Fiscal Year 2020 Unaudited Financial Results

17.0 Billion Annual Parcels Expanded Market Share to 20.4%

Achieved RMB4.6 Billion Adjusted Net Income Despite Pandemic & Fierce Competition

US$0.25 per Share Dividend Announced for 2020

SHANGHAI, March 17, 2021/PRNewswire/ — ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20201. The Company exceeded its volume guidance for 2020 by growing parcel volume 40.3% and expanded parcel volume market share by 1.3 percentage points to 20.4% while maintaining high quality of service and customer satisfaction.

Fourth Quarter 2020 Financial Highlights

•                  Revenues were RMB8,257.1 million (US$1,265.5 million), an increase of 20.6% from RMB6,846.5 million in the same period of 2019.

•                  Gross profit was RMB1,858.3 million (US$284.8 million), a decrease of 6.9% from RMB1,996.1 million in the same period of 2019.

•                  Net income was RMB1,291.6 million (US$197.9 million), a decrease of 44.3% from RMB2,316.8 million in the same period of 2019.

•                  Adjusted EBITDA2 was RMB2,119.3 million (US$324.8 million), a decrease of 9.6% from RMB2,343.9 million in the same period of 2019.

•                  Adjusted net income3 was RMB1,290.5 million (US$197.8 million), a decrease of 20.9% from RMB1,631.5 million in the same period of 2019.

•                  Basic and diluted earnings per American depositary share (“ADS”4) were RMB1.55 (US$0.24), a decrease of 48.0% and 47.8% from RMB2.98 and RMB2.97 in the same period of 2019, respectively.

•                  Adjusted basic and diluted earnings per American depositary share5 attributable to ordinary shareholders were RMB1.55 (US$0.24), a decrease of 26.2% from RMB2.10 in the same period of 2019.

•                  Net cash provided by operating activities was RMB2,040.3 million (US$312.7 million), compared with RMB2,260.4 million in the same period of 2019.

Fiscal Year 2020 Financial Highlights

•                  Revenues were RMB25,214.3 million (US$3,864.3 million), an increase of 14.0% from RMB22,109.9 million in 2019.

•                  Gross profit was RMB5,837.1 million (US$894.6 million), a decrease of 11.8% from RMB6,621.2 million in 2019.

•                  Net income was RMB4,326.4 million (US$663.1 million), a decrease of 23.7% from RMB5,671.3 million in 2019.

•                  Adjusted EBITDA2 was RMB7,155.1 million (US$1,096.6 million), a decrease of 6.3% from RMB7,635.2 million in 2019.

•                  Adjusted net income3 was RMB4,589.5 million (US$703.4 million), a decrease of 13.3% from RMB5,292.4 million in 2019.

•                  Basic and diluted earnings per American depositary share (“ADS”4) were RMB5.42 (US$0.83), a decrease of 25.1% and 25.0% from RMB7.24 and RMB7.23 in 2019, respectively.

•                  Adjusted basic and diluted earnings per American depositary share5 attributable to ordinary shareholders were RMB5.75 (US$0.88) , a decrease of 14.8% from RMB6.75 in 2019.

•                  Net cash provided by operating activities was RMB4,950.7 million (US$758.7 million), compared with RMB6,304.2 million in 2019.

Operational Highlights for Fourth Quarter 2020

•                  Parcel volume was 5,410 million, an increase of 46.5% from 3,692 million in the same period of 2019.

•                  Number of pickup/delivery outlets was approximately 30,000 as of December 31, 2020.

•                  Number of direct network partners was over 5,350 as of December 31, 2020.

•                  Number of line-haul vehicles was approximately 10,450 as of December 31, 2020, which included approximately 9,700 self-owned vehicles and over 750 vehicles owned and operated by Tonglu Tongze Logistics Ltd., a transportation operator that works exclusively for ZTO.

•                  Out of the approximately 9,700 self-owned trucks, approximately 7,900 were high capacity 15 to 17-meter-long models as of December 31, 2020, compared to over 7,400 as of September 30, 2020.

•                  Number of line-haul routes between sorting hubs was over 3,600 as of December 31, 2020, compared to over 3,400 as of September 30, 2020.

•                  Number of sorting hubs was 94 as of December 31, 2020, among which 84 are operated by the Company and 10 by the Company’s network partners.

(1)           An investor relations presentation accompanies this earnings release and can be found at http://zto.investorroom.com.

(2)           Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income before depreciation, amortization, interest expenses and income tax expenses, and further adjusted to exclude the shared-based compensation expense and non-recurring items such as the gain on disposal of equity investees and subsidiary which management aims to better represent the underlying business operations.

(3)           Adjusted net income is a non-GAAP financial measure, which is defined as net income before share-based compensation expense and non-recurring items such as gain on disposal of equity investees and subsidiary in which management aims to better represent the underlying business operations.

(4)           One ADS represents one Class A ordinary share.

(5)           Adjusted basic and diluted earnings per American depositary share attributable to ordinary shareholders is a non-GAAP financial measure. It is defined as adjusted net income attributable to ordinary shareholders divided by weighted average number of basic and diluted shares, respectively.

Mr. Meisong Lai, Founder, Chairman and Chief Executive Officer of ZTO, commented “We exceeded high end of our volume target range with over 17 billion parcels in 2020. Fueled by strong demand from domestic consumptions, particularly during the steady economic recovery post pandemic, China express delivery industry achieved the second consecutive 10-billion-annual growth, and ZTO expanded our leading market share to 20.4%. Throughout the year, we stood strong together with our network partners to maintain network stability and delivered a solid bottom-line despite adverse impact by COVID-19 and fierce price competition.”

Mr. Lai added, “Scale and efficiencies are mission critical to express delivery operations. ZTO has been, since its early years, consistently focusing on building strong infrastructure and implementing suitable technology as volume grew. We have established clear leadership in our operating capacity and cost advantages. With our increasing ability to gain access and attain scarce resources, we are better equipped to maximize utilization by integrating broader-range commerce logistics product and services that are catered towards diversified customer needs. With a positive outlook of the logistic industry supported by a steady economic expansion in China, we will further invest for the future, think green and take on social responsibilities, enhance our brand recognition, solidify core business leadership and innovate for differentiating value prepositions in order to advance towards our mission to become a world-class comprehensive logistic service provider.”

Ms. Huiping Yan, Chief Financial Officer of ZTO, commented, “Accelerated volume growth and market share gain is the most critical among our primary goals at this stage of growth development. We allowed our core express delivery business ASP to decline by approximately 20% to achieve the record level volume increments for the year and expanded our market share by another 1.3 points. Combining the 14.3% per parcel productivity gain on combined sorting and transportation cost, the largest for the past six consecutive years, and a 5.6% stable corporate SG&A cost structure, we achieved RMB 4.6 billion adjusted net profit, a 13.3% decline that was far less severe than our comparable peers.”

Ms. Yan added, “Capital expenditure increased by 76.2% to a record RMB 9.2 billion in 2020. Cash from operating activities was RMB 4.95 billion in 2020. Our capital investment strategy has expanded to achieve a larger infrastructure footprint in order to deliver synergistic value across our developing businesses within the ZTO’s eco-system such as LTL business, Cloud-warehouse, Cold-chain logistics network and time-definite product portfolio.”

Fourth Quarter 2020 Financial Results

	Three Months Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	6,106,947	89.2	7,172,717	1,099,267	86.9
Freight forwarding services	322,203	4.7	618,930	94,855	7.5
Sale of accessories	312,118	4.6	336,628	51,590	4.1
Others	105,248	1.5	128,869	19,751	1.5
Total revenues	6,846,516	100.0	8,257,144	1,265,463	100.0

Total Revenues were RMB8,257.1 million (US$1,265.5 million), an increase of 20.6% from RMB6,846.5 million in the same period of 2019. Revenue from the core express delivery business increased by 17.1% compared to the same period of 2019, as a combined result of a 46.5% increase  in parcel volume and a 20.1% decrease  in parcel unit price mainly driven by competition. Revenue from freight forwarding services increased by 92.1% compared to the same period of 2019, driven by surging cross border e-commerce demand and improved pricing as a result of the COVID-19 outbreak globally. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills’ printing, increased by 7.9%,much lower than volume increase due to increasing usage of lower-priced single-sheet digital waybill since the second half of 2019. Other revenues were mainly derived from financing services and advertising services.

	Three Months Ended December 31,
	2019		2020
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	2,392,991	35.0	2,956,311	453,075	35.8
Sorting hub cost	1,285,951	18.8	1,650,757	252,989	20.0
Freight forwarding cost	315,701	4.6	561,273	86,019	6.8
Cost of accessories sold	129,997	1.9	109,288	16,749	1.3
Other costs	725,806	10.5	1,121,184	171,829	13.6
Total cost of revenues	4,850,446	70.8	6,398,813	980,661	77.5

Total cost of revenues was RMB6,398.8 million (US$980.7 million), an increase of 31.9% from RMB4,850.4 million in the same period last year.

Line haul transportation cost was RMB2,956.3 million (US$453.1 million), an increase of 23.5% from RMB2,393.0 million in the same period last year. The line-haul transportation cost per parcel declined by 15.7% to RMB0.55 achieved mainly through increased usage of self-owned vehicles of which a greater number were higher-capacity trailer trucks. Approximately 78.9% of the line-haul transportation costs were associated with self-owned fleet compared to that of 59.9% in the same period last year.

Sorting hub operating cost was RMB1,650.8 million (US$253.0 million), an increase of 28.4% from RMB1,286.0 million in the same period last year. The increase was primarily consisted of (i) an RMB269.3 million (US$41.3 million) increase in labor associated costs, and (ii) an RMB70.0 million (US$10.7 million) increase in depreciation and amortization costs due to the increased number of installed automated sorting equipment. As of December 31, 2020, 339 sets of automated sorting equipment were in service, compared to 265 sets as of December 31, 2019. The sorting hub operating cost per parcel decreased by 12.4% to RMB0.31 benefiting from higher automation as well as improved economies of scale.

Cost of accessories sold was RMB109.3 million (US$16.7 million), a decrease of 15.9% from RMB130.0 million in the same period last year. The decrease was mainly driven by the increased use of lower-cost single-sheet digital waybills since the second half of 2019.

Other costs were RMB1,121.2 million (US$171.8 million), an increase of RMB395.4 million (US$60.6 million) compared to the same period last year. The increase was mainly consisted of (i) an increase of RMB348.5 million (US$53.4 million) in dispatching costs serving enterprise customers which is consistent with the associated volume increase of 76.0% and (ii) an increase of RMB63.6 million (US$9.7million) in expenses related to the development of technology platform.

Gross Profit was RMB1,858.3 million (US$284.8 million), a decrease of 6.9% from RMB1,996.1 million in the same period last year. Gross margin rate was 22.5% compared to 29.2% in the same period last year as a net result of competition-led ASP decline of 20.1% for the core express delivery partially offset by related unit cost decline of 12.1%.

Total Operating Expenses were RMB291.7 million (US$44.7 million), compared to RMB186.4 million in the same period last year.

Selling, general and administrative expenses were RMB417.6 million (US$64.0 million), increased by 6.5% from RMB392.2 million in the same period last year, mainly due to an increase of RMB36.7 million (US$5.6 million) in salaries and accrued performance-based bonuses.

Other operating income, net was RMB125.9 million (US$19.3 million), compared to RMB205.8 million in the same period last year. Other operating income mainly consisted of (i) RMB53.5 million (US$8.2 million) ADR fee rebate, (ii) RMB36.6 million (US$5.6 million) of VAT super deduction, and (iii) government subsidies and tax rebates of RMB32.2 million (US$4.9 million).

Income from operations was RMB1,566.6 million (US$240.1 million), a decrease of 13.4% from RMB1,809.7 million for the same period last year.

Operating margin rate decreased to 19.0% from 26.4% in the same period last year, resulted from the 6.7 percentage points drop in gross margin rate.

Interest income was RMB105.6 million (US$16.2 million), compared with RMB148.1 million in the same period last year.

Interest expenses was RMB12.2 million (US$1.9 million).

Foreign currency exchange loss, before tax was RMB81.9 million (US$12.5 million) in the fourth quarter of 2020.

Income tax expenses were RMB289.6 million (US$44.4 million) compared to RMB331.3 million in the same period last year.

Net income was RMB1,291.6 million (US$197.9 million), which decreased by 44.3% from RMB2,316.8 million year over year mainly due to intensified price competition.  There was a 754.5 million one-time unrealized valuation gain on equity investment in Cainiao Smart Logistics Network Limited in the fourth quarter of 2019.

Basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.55 (US$0.24), compared to basic and diluted earnings per ADS of RMB2.98 and RMB2.97 in the same period last year.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB1.55 (US$0.24), compared with RMB2.10 in the same period last year.

Adjusted net income was RMB1,290.5 million (US$197.8 million), compared with RMB1,631.5 million during the same period last year.

EBITDA was RMB2,120.4 million (US$325.0 million), compared with RMB3,029.2 million in the same period last year.

Adjusted EBITDA was RMB2,119.3 million (US$324.8 million), compared to RMB2,343.9 million in the same period last year.

Net cash provided by operating activities was RMB2,040.3 million (US$312.7 million), compared with RMB2,260.4 million in the same period last year.

Fiscal Year 2020 Financial Results

	Year Ended December 31,
	2019		2020
	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Express delivery services	19,606,214	88.7	21,900,201	3,356,353	86.9
Freight forwarding services	1,235,961	5.6	1,862,689	285,470	7.4
Sale of accessories	1,089,977	4.9	1,133,712	173,749	4.5
Others	177,794	0.8	317,688	48,687	1.2
Total revenues	22,109,946	100.0	25,214,290	3,864,259	100.0

Revenues were RMB25,214.3 million (US$3,864.3 million), an increase of 14.0% from RMB22,109.9 million last year. The revenue from core business increased 11.9%, which was a combined result of a 40.3% parcel volume growth  and a 20.2% unit price per parcel decline . The freight forwarding business contributed RMB1,862.7 million (US$ 285.5 million) of full year revenue in 2020, compared with RMB1,236.0 million for the year of 2019. Revenue from sales of accessories, largely consisting of the sales of thermal paper used for digital waybills’ printing, increased by merely 4.0% due to increased usage of lower-priced single-sheet digital waybill during the year 2020. Other revenues were mainly derived from financing services and advertising services.

	Year Ended December 31,
	2019		2020
	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except percentages)
Line-haul transportation cost	7,466,043	33.8	8,697,081	1,332,886	34.5
Sorting hub cost	4,109,338	18.6	5,224,544	800,697	20.7
Freight forwarding cost	1,209,523	5.5	1,712,592	262,466	6.8
Cost of accessories sold	544,166	2.5	391,253	59,962	1.6
Other costs	2,159,708	9.7	3,351,714	513,672	13.3
Total cost of revenues	15,488,778	70.1	19,377,184	2,969,683	76.9

Total cost of revenues was RMB19,377.2 million (US$2,969.7 million), an increase of 25.1% from RMB15,488.8 million in the same period last year.

Line-haul transportation cost was RMB8,697.1 million (US$1,332.9 million), an increase of 16.5% from RMB7,466.0 million last year. The line-haul transportation cost per parcel declined 17.0% to RMB0.51. The decrease was primarily due to (i) increased usage of self-owned vehicles with a greater number of higher-capacity trailer trucks, (ii) reduced toll road fee charges by a federal waiver policy which took effect in mid-February and lasted through early May to provide relief and support economic recovery from COVID-19 outbreak, and (iii) declined diesel price.

Sorting hub operating cost was RMB5,224.5 million (US$800.7 million), an increase of 27.1% from RMB4,109.3 million last year. The increase was mainly due to (i) increased labor costs of RMB759.6 million (US$116.4 million) from wage increases and headcount increase against higher volume growth, and (ii) an increase of RMB273.8 million (US$42.0 million) in depreciation expenses driven by the expansion of sorting hubs and installation of more automated sorting equipment. Sorting hub cost per parcel declined by 9.4% to RMB0.31 compared with last year mainly driven by higher utilization of automation equipment and improved economies of scale.

Cost of accessories was RMB391.3 million (US$60.0 million), a decrease of 28.1% from RMB544.2 million last year. The decrease was mainly attributable to the increased use of lower-cost single-sheet digital waybill since its implementation in the second half of 2019.

Other costs were RMB3,351.7 million (US$513.7 million), an increase of RMB1,192.0 million (US$182.7 million) from RMB2,159.7 million in 2019, primarily due to (i) an increase in costs associated with serving key enterprise customers of RMB921.6 million (US$141.2 million); and (ii) an increase of RMB246.1million (US$37.7 million) in expenses related to technology development.

Gross Profit was RMB5,837.1 million (US$894.6 million), a decrease of 11.8% from RMB6,621.2 million last year. Gross profit margin decreased to 23.1% from 29.9% in 2019, which resulted mainly from competition-led ASP decline partially offset by cost productivity gain.

Total Operating Expenses were RMB1,082.7 million (US$165.9 million), compared to RMB1,158.3 million last year.

Selling, general and administrative expenses were RMB1,663.7 million (US$255.0 million), an increase of 7.6% from RMB1,546.2 million last year. The increase was primarily due to (i) an increase of RMB107.1 million (US$16.4 million) in compensation and benefit expenses; (ii) an increase of RMB25.1 million (US$3.8 million) in headquarter facility expenses; and (iii) an increase of RMB21.0 million (US$3.2 million) in depreciation and amortization expenses.

Other operating income, net was RMB581.0 million (US$89.0 million), compared with RMB387.9 million last year. The increase is mainly composed of (i) RMB93.2 million (US$14.3 million) ADR fee rebate, (ii) the RMB50.5 million (US$7.7 million) of VAT super deduction, and (iii) an increase in government subsidies and tax rebate of RMB42.0 million (US$6.4 million).

Income from operations was RMB4,754.4 million (US$728.6 million), a decrease of 13.0% from RMB5,462.8 million last year. Operating margin decreased to 18.9% from 24.7% last year.

Interest income was RMB442.7 million (US$67.8 million), compared with RMB585.4 million in 2019.

Gain on disposal of equity investees and subsidiary was RMB1.1 million (US$0.2 million).

Impairment of investment in equity investee was zero compared with RMB56.0 million last year.

Unrealized gain from investment in equity investee was zero compared with RMB754.5 million last year.

Foreign currency exchange loss, before tax was RMB127.2 million (US$19.5 million) , mainly due to the depreciation of the onshore U.S. dollar-denominated bank deposits against the Chinese Renminbi.

Net income decreased 23.7% to RMB4,326.4 million (US$663.1 million) from RMB5,671.3 million in 2019 mainly due to intensified price competition. There was a 754.5 million unrealized one-time valuation gain on equity investment in Cainiao Smart Logistics Network Limited in 2019. Net income margin was 17.2% in 2020 compared with 25.7% in 2019.

Basic and diluted earnings per ADS were RMB5.42 (US$0.83) compared with basic and diluted earnings per ADS of RMB7.24 and RMB7.23 for 2019, respectively.

Adjusted basic and diluted earnings per ADS attributable to ordinary shareholders were RMB5.75 (US$0.88), compared with that of RMB6.75 for 2019.

Adjusted net income was RMB4,589.5 million (US$703.4 million), compared with RMB5,292.4 million last year.

EBITDA was RMB6,892.0 million (US$1,056.3 million), compared with RMB8,014.1 million last year.

Adjusted EBITDA was RMB7,155.1 million (US$1,096.6 million), compared with RMB7,635.2million last year.

Net cash provided by operating activities was RMB4,950.7 million (US$758.7 million), decreased by 21.5% from RMB6,304.2 million last year.

Business Outlook

Based on the current market conditions and current operations, the Company’s parcel volume for 2021 is expected to be in the range of 22.95 billion to 23.80 billion, representing a 35% to 40% increase year over year. Above estimates represent management’s current and preliminary view, which are subject to change.

Special Dividend

The board of directors has approved a special dividend of US$0.25 per ADS and share for 2020 to shareholders of record as of the close of business on April 8, 2021. For holders of class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on April 8, 2021 (Hong Kong Time). The payment date is expected to be April 20, 2021 for holders of class A ordinary shares and on April 22, 2021 for holders of ADSs.

Company Share Purchase

On November 15, 2018, the Company announced a share repurchase program whereby ZTO was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$500 million during an 18-month period thereafter. On March 13, 2020, the board of directors of the Company approved the extension of the active share repurchase program to June 30, 2021. The Company expects to fund the repurchases out of its existing cash balance. As of December 31, 2020, the Company has purchased an aggregate of 14,491,197 ADSs at an average purchase price of US$22.20, including repurchase commissions.

Initial Public Offering in Hong Kong

On September 29, 2020, the Company successfully listed on the Main Board of the Hong Kong Stock Exchange (“HKEX”) under the stock code of “2057” with a global offering of 51,750,000 Class A ordinary shares (including the exercise of the over-allotment option on October 22, 2020) at the public offering price of HK$218 per share (the “Global Offering”). The Hong Kong-listed shares are fully fungible with the Company’s American depositary shares (ADSs) listed on the New York Stock Exchange (“NYSE”) (one ADS representing one Class A ordinary share). Gross proceeds from the Global Offering before any underwriting fees and other offering expenses, were HK$11,281.5 million (US$1,455.7 million).

Exchange Rate

This announcement contains translation of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve Systems.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net income, each a non-GAAP financial measure, in evaluating ZTO’s operating results and for financial and operational decision-making purposes.

Reconciliations of the Company’s non-GAAP financial measures to its U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

The Company believes that adjusted EBITDA and adjusted net income help identify underlying trends in ZTO’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in income from operations and net income. The Company believes that adjusted EBITDA and adjusted net income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by ZTO’s management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net income should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to compare the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to ZTO’s data. ZTO encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

Conference Call Information

ZTO’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Wednesday, March 17, 2021 (8:30 AM Beijing Time on March 18, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	852-5808-1995
Mainland China:	4001-206-115
Singapore:	800-120-5863
International:	1-412-317-6061
Passcode:	1124196

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until March 24, 2021:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10151906

Additionally, a live and archived webcast of the conference call will be available at http://zto.investorroom.com.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX:2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to the Company’s unaudited results for the fourth quarter and fiscal year of 2020, ZTO management quotes and the Company’s financial outlook.

These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of its control. The Company’s actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the fourth quarter and fiscal year of 2020 are preliminary, unaudited and subject to audit adjustment. In addition, the Company may not meet its financial outlook included in this news release and may be unable to grow its business in the manner planned. The Company may also modify its strategy for growth. In addition, there are other risks and uncertainties that could cause the Company’s actual results to differ from what it currently anticipates, including those relating to the development of the e-commerce industry in China, its significant reliance on the Alibaba ecosystem, risks associated with its network partners and their employees and personnel, intense competition which could adversely affect the Company’s results of operations and market share, any service disruption of the Company’s sorting hubs or the outlets operated by its network partners or its technology system. For additional information on these and other important factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see its filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

UNAUDITED CONSOLIDATED FINANCIAL DATA

Summary of Unaudited Consolidated Comprehensive Income Data:

	Three Months Ended Dec 31,			Year Ended Dec 31.
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Revenues	6,846,516	8,257,144	1,265,463	22,109,946	25,214,290	3,864,259
Cost of revenues	(4,850,446)	(6,398,813)	(980,661)	(15,488,778)	(19,377,184)	(2,969,683)
Gross profit	1,996,070	1,858,331	284,802	6,621,168	5,837,106	894,576
Operating income (expenses):
Selling, general and administrative	(392,208)	(417,572)	(63,996)	(1,546,227)	(1,663,712)	(254,975)
Other operating income, net	205,788	125,867	19,290	387,890	580,973	89,038
Total operating expenses	(186,420)	(291,705)	(44,706)	(1,158,337)	(1,082,739)	(165,937)
Income from operations	1,809,650	1,566,626	240,096	5,462,831	4,754,367	728,639
Other income (expenses):
Interest income	148,092	105,559	16,178	585,404	442,697	67,846
Interest expense	—	(12,174)	(1,866)	—	(35,307)	(5,411)
Fair value change at financial instruments	—	(877)	(134)	—	(877)	(134)
(Loss)/gain on disposal of equity investees and subsidiary	(2,330)	1,086	166	(2,860)	1,086	166
Impairment of investment in equity investee	(56,026)	—	—	(56,026)	—	—
Unrealized gain from investment in equity investee	754,468	—	—	754,468	—	—
Foreign currency exchange (loss)/gain, before tax	(11,549)	(81,873)	(12,548)	13,301	(127,180)	(19,491)
Income before income tax, and share of gain in equity method investments	2,642,305	1,578,347	241,892	6,757,118	5,034,786	771,615
Income tax expense	(331,337)	(289,605)	(44,384)	(1,078,295)	(689,833)	(105,722)
Share of gain/(loss) in equity method investments	5,876	2,871	440	(7,556)	(18,507)	(2,836)
Net income	2,316,844	1,291,613	197,948	5,671,267	4,326,446	663,057
Net loss/(income) attributable to noncontrolling interests	9,578	(3,472)	(532)	2,878	(14,233)	(2,181)
Net income attributable to ZTO Express (Cayman) Inc.	2,326,422	1,288,141	197,416	5,674,145	4,312,213	660,876
Net income attributable to ordinary shareholders	2,326,422	1,288,141	197,416	5,674,145	4,312,213	660,876
Net earnings per share attributed to ordinary shareholders
Basic	2.98	1.55	0.24	7.24	5.42	0.83
Diluted	2.97	1.55	0.24	7.23	5.42	0.83
Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	781,947,464	832,986,610	832,986,610	784,007,583	796,097,532	796,097,532
Diluted	782,403,824	832,986,610	832,986,610	784,331,120	796,147,504	796,147,504
Other comprehensive (expense)/income, net of tax of nil:
Foreign currency translation adjustment	(325,856)	(597,778)	(91,613)	104,004	(771,291)	(118,205)
Comprehensive income	1,990,988	693,835	106,335	5,775,271	3,555,155	544,852
Comprehensive (income)/loss attributable to noncontrolling interests	9,578	(3,472)	(532)	2,878	(14,233)	(2,181)
Comprehensive income attributable to ZTO Express (Cayman) Inc.	2,000,566	690,363	105,803	5,778,149	3,540,922	542,671

Unaudited Consolidated Balance Sheets Data:

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	5,270,204	14,212,778	2,178,204
Restricted cash	7,210	133,196	20,413
Accounts receivable, net	675,567	746,013	114,331
Financing receivables, net	511,124	492,159	75,427
Short-term investment	11,113,217	3,690,402	565,579
Inventories	43,845	53,070	8,133
Advances to suppliers	438,272	589,042	90,275
Prepayments and other current assets	1,964,506	2,334,688	357,805
Amounts due from related parties	74,312	73,278	11,230
Total current assets	20,098,257	22,324,626	3,421,397
Investments in equity investee	3,109,494	3,224,463	494,171
Property and equipment, net	12,470,632	18,565,161	2,845,235
Land use rights, net	2,508,860	4,360,673	668,302
Intangible assets, net	48,029	41,832	6,411
Operating lease right-of-use assets	901,956	876,259	134,293
Goodwill	4,241,541	4,241,541	650,045
Deferred tax assets	403,587	720,561	110,431
Long-term investment	946,180	1,842,000	282,299
Long-term financing receivables, net	549,775	1,970,340	301,968
Other non-current assets	612,191	537,294	82,344
Amounts due from related parties-non current	—	500,000	76,628
TOTAL ASSETS	45,890,502	59,204,750	9,073,524

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowing	—	1,432,929	219,606
Accounts payable	1,475,258	1,635,888	250,711
Notes payable	—	326,200	49,992
Advances from customers	1,210,887	1,119,666	171,596
Income tax payable	80,272	48,628	7,453
Amounts due to related parties	38,943	16,655	2,552
Operating lease liabilities	298,728	246,394	37,762
Acquisition consideration payable	22,942	22,942	3,516
Dividends payable	1,629	11,198	1,716
Other current liabilities	3,552,288	4,487,084	687,676
Total current liabilities	6,680,947	9,347,584	1,432,580
Non-current operating lease liabilities	504,442	502,481	77,008
Deferred tax liabilities	207,896	254,987	39,078
Other non-current liabilities	93,820	—	—
TOTAL LIABILITIES	7,487,105	10,105,052	1,548,666

Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 803,551,115 shares issued and 781,947,464 shares outstanding as of December 31, 2019; 855,301,115 shares issued and 828,869,972 shares outstanding as of December 31, 2020)	517	553	85
Additional paid-in capital	22,336,594	30,613,948	4,691,793
Treasury shares, at cost	(1,436,767)	(2,578,870)	(395,229)
Retained earnings	16,726,540	21,038,753	3,224,330
Accumulated other comprehensive income	675,720	(95,571)	(14,647)
ZTO Express (Cayman) Inc. shareholders’ equity	38,302,604	48,978,813	7,506,332
Noncontrolling interests	100,793	120,885	18,526
Total Equity	38,403,397	49,099,698	7,524,858
TOTAL LIABILITIES AND EQUITY	45,890,502	59,204,750	9,073,524

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires all entities to disclose their current estimate of all expected credit losses. The Group adopted this ASU on January 1, 2020 using the modified retrospective transition method and no material adjustment to the opening balance of retained earnings of 2020 was necessary. The adoption of this new ASU has no material impact on its consolidated financial position, results of operations or cashflow.

Summary of Unaudited Consolidated Cash Flow Data:

	Three Months Ended December 31,			Year Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	2,260,406	2,040,259	312,683	6,304,186	4,950,749	758,735
Net cash used in investing activities	(2,042,872)	(2,916,733)	(447,009)	(3,664,213)	(3,549,341)	(543,960)
Net cash provided by/ (used in) financing activities	13,218	(628,169)	(96,271)	(1,982,306)	8,337,407	1,277,764
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(12,890)	(566,354)	(86,798)	(3,207)	(656,137)	(100,558)
Net increase / (decrease) in cash, cash equivalents and restricted cash	217,862	(2,070,997)	(317,395)	654,460	9,082,678	1,391,981
Cash, cash equivalents and restricted cash at beginning of period	5,059,552	16,431,089	2,518,175	4,622,954	5,277,414	808,799
Cash, cash equivalents and restricted cash at end of period	5,277,414	14,360,092	2,200,780	5,277,414	14,360,092	2,200,780

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets that sum to the total of the same such amounts shown in the condensed consolidated statements of cash flows:

	As of
	December 31, 2019	December 31, 2020
	RMB	RMB	US$
	(in thousands)

Cash and cash equivalents	5,270,204	14,212,778	2,178,204
Restricted cash, current	7,210	133,196	20,413
Restricted cash, non-current	—	14,118	2,163
Total cash, cash equivalents and restricted cash	5,277,414	14,360,092	2,200,780

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended Dec 31,			Year Ended Dec 31.
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income	2,316,844	1,291,613	197,948	5,671,267	4,326,446	663,057
Add:
Share-based compensation expense(1)	10,800	—	—	316,666	264,154	40,483
Impairment of investment in equity investee(1)	56,026	—	—	56,026	—	—
Loss/(gain) on disposal of equity investees and subsidiary(1)	2,330	(1,086)	(166)	2,860	(1,086)	(166)
Less:
Unrealized gain from investment in equity investee(1)	(754,468)	—	—	(754,468)	—	—
Adjusted net income	1,631,532	1,290,527	197,782	5,292,351	4,589,514	703,374

Net income	2,316,844	1,291,613	197,948	5,671,267	4,326,446	663,057
Add:
Depreciation	366,459	503,814	77,213	1,210,040	1,758,638	269,523
Amortization	14,606	23,184	3,553	54,526	81,824	12,540
Interest expenses	—	12,174	1,866	—	35,307	5,411
Income tax expenses	331,337	289,605	44,384	1,078,295	689,833	105,722
EBITDA	3,029,246	2,120,390	324,964	8,014,128	6,892,048	1,056,253

Add:
Share-based compensation expense	10,800	—	—	316,666	264,154	40,483
Impairment of investment in equity investee	56,026	—	—	56,026	—	—
Loss/(gain) on disposal of equity investees and subsidiary, before income taxes	2,330	(1,086)	(166)	2,860	(1,086)	(166)
Less:
Unrealized gain from investment in equity investee	(754,468)	—	—	(754,468)	—	—
Adjusted EBITDA	2,343,934	2,119,304	324,798	7,635,212	7,155,116	1,096,570

(1)           Net of income taxes of nil

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended Dec 31,			Year Ended Dec 31.
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)

Net income attributable to ordinary shareholders	2,326,422	1,288,141	197,416	5,674,145	4,312,213	660,876
Add:
Share-based compensation expense(1)	10,800	—	—	316,666	264,154	40,483
Impairment of investment in equity(1)	56,026	—	—	56,026	—	—
Loss/(gain) on disposal of equity investees and subsidiary(1)	2,330	(1,086)	(166)	2,860	(1,086)	(166)
Less:
Unrealized gain from investment in equity investee(1)	(754,468)	—	—	(754,468)	—	—
Adjusted Net income attributable to ordinary shareholders	1,641,110	1,287,055	197,250	5,295,229	4,575,281	701,193

Weighted average shares used in calculating net earnings per ordinary share/ADS
Basic	781,947,464	832,986,610	832,986,610	784,007,583	796,097,532	796,097,532
Diluted	782,403,824	832,986,610	832,986,610	784,331,120	796,147,504	796,147,504

Net earnings per share/ADS attributable to ordinary shareholders
Basic	2.98	1.55	0.24	7.24	5.42	0.83
Diluted	2.97	1.55	0.24	7.23	5.42	0.83

Adjusted net earnings per share/ADS attributable to ordinary shareholders
Basic	2.10	1.55	0.24	6.75	5.75	0.88
Diluted	2.10	1.55	0.24	6.75	5.75	0.88

(1)           Net of income taxes of nil

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508